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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAIL
RECEIVED
PROC
MAR 0 1 2002

SEC FILE NUMBER
8- 48843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Research Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Glades Road, #201
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Harold Gassenheimer — 561 416 5222 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name - if *individual, state last, first, middle name*)

1900 NW Corp. Blvd. Suite 300E	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2).*


MAIL
PROC
RECEIVED
MAR 0 1 2002
WASH

AVALON RESEARCH GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2001

AVALON RESEARCH GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders'
Avalon Research Group, Inc.
Boca Raton, Florida 33431

We have audited the accompanying statement of financial condition of Avalon Research Group, Inc., (an S corporation) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Avalon Research Group, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 5, 2002

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

AVALON RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 138,438
Restricted Cash	500,000
Accounts Receivable	31,650
Commission and Broker Receivables	722,601
Note Receivable - Related Party	50,000
Securities Owned:	
Marketable, at Market Value	260,422
Not Readily Marketable, at Estimated Fair Value	20,100
Deposits	37,598
Prepaid Expenses	13,939
Advances to Shareholders	91,334
Property and Equipment, net	260,672
	$ 2,126,754

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$ 82,825
Accrued Liabilities	40,297
Broker Payables	87,193
Commissions Payable	175,612
Related Party Loan Payable	125,000
Deferred Revenue	15,000
Securities Sold, Not Yet Purchased, At Market	399,695
Capital Lease Obligation	54,545
	980,167
COMMITMENTS AND CONTINGENCIES	
Subordinated Loans	350,000
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value. Authorized 100 Shares; Issued and Outstanding 85 Shares	0
Retained Earnings	796,587
Total Stockholders' Equity	796,587
	$ 2,126,754

The Accompanying Notes are an Integral Part of This Financial Statement

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avalon Research Group, Inc. (the "Company") was incorporated on November 7, 1995, in the state of Florida. On January 30, 1996, the Company became effective with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and the State of Florida to become a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and derives the majority of its income by servicing the needs of its institutional client base.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, Bear, Stearns Securities Corp ("Bear Stearns"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Basis of Accounting

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Restricted Cash

Restricted cash consists of $400,000 on deposit with Bear Stearns pursuant to the Company's clearing agreement. (Note 4) The agreement requires the Company to maintain $150,000 in net capital as calculated under SEC Rule 15c3-1 (Note 8). As long as the Company continues to use the clearing and execution services of Bear, Stearns, the Company is required to maintain the net capital balance, in addition to the restricted funds on deposit. Bear Stearns also has a security interest in Company property held in their trading or commission accounts to satisfy any obligations or liabilities to Bear Stearns. In addition, the Company has a $100,000 certificate of deposit with BankAtlantic as security for a letter of credit for $100,000 related to the non-cancelable operating lease for office space. (Note 4)

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Property and Equipment

Property and Equipment is stated at cost. Property and equipment under capital leases are stated at the present value of the minimum lease payments. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $599,000 at December 31, 2001.

Securities Owned

Marketable securities are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of income.

Broker Receivables/Payables

Broker receivables represents amounts due from the clearing organization related to monies earning interest at the clearing broker from settled and unsettled transactions.

Broker payables represents the amount due to the Company's clearing organization and consists of margin borrowings collateralized by the Company's investment in marketable securities. Interest is charged on the outstanding balance at a rate approximately equal to the average broker call rate.

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Commissions Receivable

Commissions Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 28,807	$ 357,570
Options	231,615	42,125
	$ 260,422	$ 399,695

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

	Owned
Corporate Stocks	$ 3,300
Warrants	16,800
	$ 20,100

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and Equipment, net consists of the following:

Leasehold Improvements	$ 5,459
Furniture and Fixtures	60,000
Computer Software	10,710
Equipment	282,935
	359,104
Less: Accumulated Depreciation	(98,432)
	$ 260,672

NOTE 4: CONTRACTUAL COMMITMENTS

The Company is obligated under a non-cancelable operating lease for approximately 11,467 square feet of office space in Boca Raton, Florida that expires on May 31, 2006 and a non-cancelable operating lease for computer equipment that expires in January, 2004. In addition, the Company has operating leases for a corporate apartment and an automobile that expire on August 31, 2002 and September 8, 2004, respectively.

The Company is also obligated under a capital lease for furniture and fixtures that expires during the next five years. At December 31, 2001, the gross amount of furniture and fixtures and related amortization recorded under the capital lease and included in furniture and fixtures was as follows:

Furniture and Fixtures	$ 60,000
Less Accumulated Depreciation	(5,000)
	$ 55,000

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 4: CONTRACTUAL COMMITMENTS, (CONTINUED)

The future minimum annual lease payments under operating and capital leases are as follows:

	Capital Lease	Operating Leases
2002	$ 14,273	$ 268,514
2003	14,273	274,834
2004	14,273	235,190
2005	14,273	234,051
2006	11,947	119,926
Total Minimum Lease Payments	69,039	$ 1,132,515
Less Amount Representing Interest at 10%	(14,494)	
Present Value of Net Minimum Capital Lease Payments	54,545	
Less Current Portion of Capital Lease Obligation	(9,200)	
Capital Lease Obligation , net of Current Portion	$ 45,345	

In addition, the Company's clearing agreement with Bear Sterns outlines minimum clearing charges of $2,500 per month and requires the Company to maintain $400,000 on deposit (Note 1).

NOTE 5: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2001, are as follows:

Subordinated Loan, interest at 15% annually, due December, 2003	$200,000
Subordinated Loan, interest at 12% annually, due September, 2002	75,000
Subordinated Loan, interest at 12% annually, due September, 2002	75,000
	$350,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 6: LINE OF CREDIT

In December 2001, the Company received a loan from a related party, subject to the related party's underlying loan. The underlying loan is a variable rate revolving credit line due on demand from BankAtlantic. This credit line bears interest at BankAtlantic Prime (5.00% at December 31, 2001) plus a margin of 1.50% (6.50% at December 31, 2001). Borrowings under the revolving credit and security agreement are collateralized by the Company's assets, including intangibles, equipment, investment property, receivables, depository accounts and a personal guarantee of one of the shareholders. Borrowings under the line totaled $125,000 as of December 31, 2001.

NOTE 7: RELATED PARTY TRANSACTIONS

As of December 31, 2001, the Company has a $50,000 note receivable from an entity partially owned by the shareholders of the Company. The note is unsecured, payable on demand (but not prior to January 1, 2003), and bears interest at prime, as published in the Wall Street Journal or similar authority, plus two percent (6.75% at December 31, 2001). In addition, this entity performs computer and technology related services for the Company. The Company paid this entity approximately $57,000 for the year ended December 31, 2001.

The Company has advances outstanding to shareholders in the amount of $91,344 as of December 31, 2001. The first loan agreement for $73,334 is non-interest bearing and has a maturity date of December 31, 2002 with an option for a one year extension. The second loan agreement for $18,000 is non-interest bearing and has a maturity date of December 31, 2002 with an option for a 90 day extension.

The Company has two management agreements. One with Boardwalk Holdings, Inc. and the other with Walnut Holdings, Inc. The agreements require management fees of $5,000 for Boardwalk Holdings, Inc. and $3,333 for Walnut Holdings, Inc. per month payable on a quarterly basis for professional management services and other general administrative and management expenses. These agreements have a term of 2 years with an automatic 2 year renewal provision.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $360,927, which was $260,927 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1.

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 9: BENEFIT PLANS

The Company maintains the Avalon Research Group (401(k)) Plan (the "Plan"), a deferred contribution plan covering substantially all full time employees. In addition, at the discretion of the shareholders, the company may make matching contributions to the plan. The Company made no matching contributions to this plan for the year ended December 31, 2001. In addition, the Company maintains a Section 419 Plan for the benefit of its shareholders. This Plan provides death benefits funded by individual life insurance policies for its shareholders. The Company can choose to vary contributions form year to year, waive contributions in any given year, and terminate participation in the Plan at any time.

NOTE 10: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Bear Stearns. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.